EXECUTED COPY

# FORM 6-K

## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

## FOR JULY 26, 2002

**TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.**
(Exact name of Registrant as specified in its charter)

**TELE SUDESTE CELLULAR HOLDING COMPANY**
(Translation of Registrant's name into English)



**Praia de Botafogo, 501, 7° andar**
**22250-040 Rio de Janeiro, RJ, Brazil**
(Address of principal executive offices)

*[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]*

FORM 20-F X    FORM 40-F ___

*[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]*

YES ___    NO X

*[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]* Not applicable

**TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.**

TABLE OF CONTENTS


| Item | | Sequential Page Number |
|---|---|---|
| 1. | Tele Sudeste Celular Participações S.A. Balance Sheets June 30 and March 31, 2002 | 4 |

Item 1

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS--JUNE 30 AND MARCH 31, 2002

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

## ASSETS

| | Company | | Consolidated | |
|---|---|---|---|---|
| | June | March | June | March |
| CURRENT ASSETS: | | | | |
| Cash and cash equivalents | 68,561 | 61,709 | 141,050 | 175,928 |
| Accounts receivable, net | - | - | 284,817 | 295,538 |
| Interest on capital and dividends | 41,099 | 41,012 | - | - |
| Recoverable and deferred taxes | 31,925 | 31,452 | 231,420 | 217,903 |
| Inventories | - | - | 68,460 | 64,774 |
| Prepaid expenses | - | - | 48,074 | 56,681 |
| Hedge operations | - | - | 10,307 | - |
| Other | 482 | 4,548 | 30,110 | 24,906 |
| | 142,067 | 138,721 | 814,238 | 835,730 |
| NONCURRENT ASSETS: | | | | |
| Tax incentives | 3,589 | 3,577 | 9,184 | 9,161 |
| Prepaid expenses | - | - | 10,816 | 9,359 |
| Recoverable and deferred taxes | - | - | 298,194 | 324,398 |
| Hedge operations | - | - | 36,233 | - |
| Other | - | - | 2,438 | 2,322 |
| | 3,589 | 3,577 | 356,865 | 345,240 |
| PERMANENT ASSETS: | | | | |
| Investments | 1,732,308 | 1,691,507 | 291 | 271 |
| Property, plant and equipment | 1,506 | 1,614 | 1,510,088 | 1,534,850 |
| | 1,733,814 | 1,693,121 | 1,510,379 | 1,535,121 |
| Total assets | 1,879,470 | 1,835,419 | 2,681,482 | 2,716,091 |

The accompanying notes are an integral part of these balance sheets.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS--JUNE 30 AND MARCH 31, 2002

(In thousands of Brazilian reais)

(Translation of the original in Portuguese)

LIABILITIES AND SHAREHOLDERS' EQUITY

| | Company | | Consolidated | |
|---|---|---|---|---|
| | June | March | June | March |
| CURRENT LIABILITIES: | | | | |
| Payroll and related charges | 7 | 14 | 15,506 | 12,041 |
| Accounts payable | 6,023 | 4,053 | 231,011 | 228,559 |
| Taxes, other than taxes on income | 96 | 53 | 22,801 | 86,887 |
| Loans and financing | - | - | 202,275 | 200,588 |
| Employee profit sharing and dividends | 48,587 | 48,619 | 62,198 | 58,047 |
| Reserve for contingencies | - | - | 19,471 | 15,531 |
| Hedge operations | - | - | - | 13,314 |
| | 54,713 | 52,739 | 553,262 | 614,967 |
| LONG-TERM LIABILITIES: | | | | |
| Taxes, other than taxes on income | - | - | 697 | 697 |
| Loans and financing | - | - | 291,926 | 289,987 |
| Reserve for contingencies | - | - | 9,026 | 7,618 |
| Hedge operations | - | - | - | 15,887 |
| Other liabilities | 131 | 131 | 1,945 | 4,386 |
| | 131 | 131 | 303,594 | 318,575 |
| SHAREHOLDERS' EQUITY: | | | | |
| Capital stock | 685,321 | 595,722 | 685,321 | 595,722 |
| Capital reserves | 378,069 | 468,420 | 378,069 | 468,420 |
| Income reserves | 35,239 | 35,239 | 35,239 | 35,239 |
| Treasury shares | - | (764) | - | (764) |
| Retained earnings | 725,997 | 683,932 | 725,997 | 683,932 |
| | 1,824,626 | 1,782,549 | 1,824,626 | 1,782,549 |
| Total liabilities and shareholders' equity | 1,879,470 | 1,835,419 | 2,681,482 | 2,716,091 |

The accompanying notes are an integral part of these balance sheets.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME

FOR THE SEMESTERS ENDED JUNE 30, 2002 AND 2001

(In thousands of Brazilian reais, except earnings per thousand shares)

(Translation of the original in Portuguese)

| | Company | | Consolidated | |
|---|---|---|---|---|
| | 2002 | 2001 | 2002 | 2001 |
| GROSS OPERATING REVENUE | - | - | 1,142,192 | 1,043,237 |
| Deductions from gross revenue | - | - | (250,099) | (226,524) |
| NET OPERATING REVENUE FROM TELECOMMUNICATIONS SALES AND SERVICES | - | - | 892,093 | 816,713 |
| Cost of sales and services | - | - | (447,653) | (394,427) |
| Gross profit | - | - | 444,440 | 422,286 |
| OPERATING INCOME (EXPENSES): | | | | |
| Selling | - | - | (152,777) | (111,616) |
| General and administrative | (5,843) | (6,634) | (132,854) | (114,221) |
| Equity pick-up | 86,844 | 92,324 | - | - |
| Other, net | (337) | (746) | (7,463) | 6,469 |
| INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES), NET | 80,664 | 84,944 | 151,346 | 202,918 |
| Financial income (expenses), net | 9,243 | 19,980 | (6,167) | (43,694) |
| INCOME FROM OPERATIONS | 89,907 | 104,924 | 145,179 | 159,224 |
| Nonoperating expenses, net | - | - | (674) | (436) |
| INCOME BEFORE INCOME TAXES AND EMPLOYEE PROFIT SHARING | 89,907 | 104,924 | 144,505 | 158,788 |
| Income taxes | (1,042) | (4,267) | (50,663) | (53,230) |
| Employee profit sharing | - | - | (5,030) | (5,358) |
| NET INCOME | 88,865 | 100,657 | 88,812 | 100,200 |
| SHARES OUTSTANDING AT PERIOD END - IN THOUSANDS | 414,006,457 | 396,345,036 | | |
| EARNINGS PER THOUSAND SHARES OUTSTANDING AT PERIOD END - R$ | 0.21465 | 0.25396 | | |

The accompanying notes are an integral part of these statements.

DP&W PRINTING SYSTEM 6.3

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DELIVER TO: Megan Marie Von Wald

REQUEST ID: 48

DATE SUBMITTED: Fri Jul 26 10:36:01 2002

DATE PRINTED: Fri Jul 26 10:36:01 EDT 2002

INSTRUCTIONS: NONE

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.**

Date: July 26, 2002

By [signature]

Name: Charles E. Allen
Title: Investor Relations Director

Tele Sudeste Celular Participações S.A Financial Tables.